August 18, 2009

Mr. Michael F. Johnson
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Constitution Mining Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 20, 2009
           File No. 000-49725

Dear Mr. Johnson:

We have reviewed your July 29, 2009 comment letter (the “Comment Letter”) regarding the preliminary proxy statement on Schedule 14A (the “Proxy”) of Constitution Mining Corp. (the “Registrant”) filed on July 20, 2009.  On behalf of the Registrant, we submit this response letter along with revised Proxy.  The Proxy has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Proposal No. 1: Approval of an Agreement and Plan of Merger, page 3

1.
We note that in adopting new bylaws under Delaware law, it appears that you have made discretionary changes that are not necessitated by the change from Nevada law to Delaware law.  For instance, your proposed Delaware bylaws provide that the number of directors may be fixed from time to time by a majority vote of the board of directors, whereas your current Nevada bylaws provide that neither the maximum nor the minimum number of directors can be changed except by an amendment to the articles of incorporation approved by a majority of your shareholders.  As another example, we note that your proposed Delaware bylaws require the affirmative vote of at least seventy-five percent of your shareholders to, among other things, amend the bylaws, whereas your current Nevada bylaws may be amended or otherwise modified by the affirmative vote of a majority of your shareholders. Please revise your filing to specifically identify material changes in your charter documents that are not merely the default result of Delaware statutes.  Present each of these charter document changes as a separate item to be voted upon (apart from your reincorporation proposal), with corresponding changes to the form of proxy card, and explain your reasons. for approving each separate proposal.  Further, if you have elected to include provisions in your new charter documents that offer management greater flexibility or impose greater burdens on shareholders than the result the Delaware statute would impose absent the provisions, this should be disclosed.

In response to the Staff’s comment, the proposed Delaware bylaws have been conformed to contain the same provisions as in the current Nevada bylaws so that there are no discretionary changes or changes that require stockholder approval as between the two sets of bylaws.

Mr. Michael F. Johnson
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 18, 2009

2.
In your discussion of the proposed changes to your bylaws, please identify any charter provision having anti-takeover effects and address the overall impact of such provisions, if adopted.  See SEC Release No. 34-15230 (October 13, 1978).

In response to the Staff’s comment, in accordance with our response to comment number 1, the proposed Delaware bylaws have been conformed to the current Nevada bylaws, such that, if the reincorporation proposal is approved by out stockholders, there will be no charter provisions having anti-takeover effects that are not merely the default result of the change to the application of Delaware statutes.

3.            We note your statement that the board of directors believes that the reincorporation from Nevada to Delaware will benefit your company and shareholders. Your discussion should be balanced to include any disadvantages that may be imposed on shareholders as a result of the change.

In response to the Staff’s comment, we have revised the Proxy accordingly to include additional disclosure regarding potential disadvantages to the stockholders as a result of the change from incorporation in Nevada to incorporation in Delaware.

Sincerely,

/s/ Chad Wiener
Chad Wiener

cc:	Willem Fuchter